UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

School Specialty, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

807864103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807864103	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,423,516
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,423,516
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,423,516
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 807864103	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,423,516
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,423,516
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,423,516
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 807864103	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,423,516
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,423,516

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,423,516
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 807864103	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,780
	8.	Shared Voting Power 2,423,516
	9.	Sole Dispositive Power 3,780
	10.	Shared Dispositive Power 2,423,516

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,427,296
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 807864103	Page 6 of 8 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, par value $0.001 per share (the “Common Stock”), of School Specialty, Inc., a Delaware corporation (the “Issuer”), filed by Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”), Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Reporting Persons”) on November 16, 2017, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on May 17, 2018 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 2,423,516 shares of Common Stock for $41,578,382.81 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. In addition, Mr. Scharfman was granted the Director RSU (as defined in Item 5(c) hereof) in connection with his service as a director of the Issuer.”

2.	Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 5. Interest	in Securities of the Issuer

(a, b)  The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 7,003,780 shares of Common Stock, consisting of (i) 7,000,000 shares of Common Stock issued and outstanding as of May 7, 2018, as reported in the most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended March 31, 2018, and (ii) 3,780 shares of Common Stock underlying the Director RSU (as defined below). All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of June 21, 2018, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 2,423,516 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons (other than Mr. Scharfman) beneficially owns 2,423,516 shares of Common Stock, or approximately 34.6% of the outstanding shares of Common Stock, Mr. Scharfman beneficially owns 2,427,296 shares of Common Stock, or approximately 34.7% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 2,427,296 shares of Common Stock, or approximately 34.7% of the outstanding shares of Common Stock. Neither Mr. Jacobs nor Mr. Yanagi has beneficial ownership of any shares of Common Stock.

CUSIP No. 807864103	Page 7 of 8 Pages

(c)    On June 18, 2018, the Issuer granted 3,780 restricted stock units (the “Director RSU”) to Mr. Scharfman in connection with his service as a director of the Issuer.

Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock since May 17, 2018 (the date of the filing of Amendment No. 1 to the Schedule 13D):

Date of Purchase / Sale	Shares Purchased (#)	Avg. Purchase Price per Share ($)
6/19/2018	400,000	19.9800

The above listed transaction was conducted in the ordinary course of business on the open market for cash, and the purchase price does not reflect brokerage commissions paid.”

3.	Item 6 of the Schedule 13D shall hereby be amended by inserting the following paragraph at its beginning:

“The Director RSU will vest on the first anniversary of the date of grant, at which point it will be settled in shares of Common Stock. Pursuant to a pre-existing contractual obligation, Mill Road Capital Management LLC has the right to receive the economic benefit of the Director RSU.”

4.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 807864103	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 21, 2018

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Scott P. Scharfman
Scott P. Scharfman